Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

Tucows Announces Commencement of Dutch Auction Tender Offer to
Repurchase up to 6.5 Million Common Shares

TORONTO— December 20, 2011—Tucows Inc. (NYSE AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today that it is commencing its modified “Dutch auction” tender offer to repurchase up to 6,500,000 shares of its common stock, representing approximately 12.2% of Tucows’ outstanding shares, as previously announced on December 15, 2011. The closing price of Tucows common stock on the NYSE Amex on December 19, 2011 was $0.75.

Under the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within the range of $0.73 to $0.77 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, Tucows will determine the lowest per share price within the range that will enable it to buy 6,500,000 shares, or such lesser number of shares that are properly tendered. If shareholders of more than 6,500,000 shares properly tender their shares at or below the determined price per share, Tucows will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis. Additionally, if more than 6,500,000 shares are properly tendered, the number of shares to be repurchased by Tucows pursuant to the tender offer may, at the discretion of Tucows, be increased by up to 2% of Tucows’ outstanding shares, or approximately 1.1 million shares, without amending or extending the tender offer.

Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to shareholders. The offer will expire at 5:00 P.M., New York City Time, on Friday, January 20, 2012, one day later than initially anticipated.

The information agent for the offer is Broadridge Financial Solutions, Inc. None of Tucows, its board of directors or the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Tucows.

Directors, executive officers and affiliates of Tucows are eligible to participate in the offer, and Rawleigh Ralls, a director of Tucows, has advised Tucows that Lacuna LLC, a company of which he is a founding partner, intends to, as part of a rebalancing of its portfolio, tender all or substantially all of its 8.3 million shares in the offer.

The tender will be funded through a combination of available cash and the demand loan revolving credit facility Tucows currently has with the Bank of Montreal (“BMO”). All shares purchased by Tucows in the tender offer will be cancelled.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tucows’ common stock. The offer is being made solely by the offer to purchase and the related letter of transmittal. Stockholders and investors are urged to read Tucows’ tender offer statement on Schedule TO filed with the Securities and Exchange Commission in connection with the tender offer, which includes exhibits, the offer to purchase and the related letter of transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Broadridge Financial Solutions, Inc., the information agent for the tender offer, by directing such request to: Broadridge Corporate Issuer Solutions, 1717 Arch Street, Suite 1300, Philadelphia, PA 19103, telephone 1-877-830-4936.

About Tucows

Tucows is a global Internet services company. OpenSRS manages over eleven million domain names and millions of email boxes through a reseller network of over 12,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows Downloads.  More information can be found at http://tucowsinc.com.

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer, the intent of certain directors to participate in the offer and the process for the proposed tender offer.  Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:
Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@equicomgroup.com